Exhibit 99.1

ZETA NETWORK GROUP AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2025	2025
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$1,674,458	$1,060,893
Cryptocurrency	174,990,000	-
Accounts receivable, net	1,281,873	2,667,165
Prepayments, net	-	1,129
Total current assets	177,946,331	3,729,187

NON-CURRENT ASSETS
Plant and equipment, net	17,670,000	32,083,333
Non-current assets of discontinued operations	-	8,583
Total non-current assets	17,670,000	32,091,916

Total assets	$195,616,331	$35,821,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Other payables and accrued liabilities	$1,393,916	$6,585,325
Other payables - related parties	313,073	313,073
Long-term loan - current portion	5,113,577	-
Convertible notes payable	-	4,014,122
Current liabilities of discontinued operations	1,586,497	1,586,459
Total current liabilities	8,407,063	12,498,979

NON-CURRENT LIABILITIES:
Long-term loan	7,579,524	-
Total non-current liabilities	7,579,524	-

Total liabilities	15,986,587	12,498,979

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Class A ordinary shares, $0.0025 par value, 11,200,000,000 shares authorized, 1,512,792 and 10,959 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively*	3,782	27
Class B ordinary shares, $0.0025 par value, 1,600,000,000 shares authorized, 5 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively*	-	-
Additional paid-in-capital	531,964,514	278,408,550
Deferred stock compensation	(80)	(630)
Accumulated deficit	(352,338,472)	(255,085,823)
Total shareholders’ equity	179,629,744	23,322,124

Total liabilities and shareholders’ equity	$195,616,331	$35,821,103

*	Giving retroactive effect to the 100-for-1 reverse share split on March 12, 2026 and the change in share capital on June 4, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended December 31,
	2025	2024
REVENUE	$16,896,588	$-

COST OF REVENUE
Cost of revenue (exclusive of depreciation expenses)	12,004,981	-
Cost of revenue - depreciation expenses	5,833,333	-
TOTAL COST OF REVENUE	17,838,314	-

GROSS LOSS	(941,726)	-

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(2,683,949)	(1,425,822)
STOCK COMPENSATION EXPENSE	(646,328)	(1,671,472)
IMPAIRMENT LOSS OF LONG-LIVED ASSETS	(8,580,000)	-

LOSS FROM OPERATIONS	(12,852,003)	(3,097,294)

OTHER EXPENSE, NET
Interest income	218	600,002
Amortization of debt issuance costs	(1,187,538)	(1,962,696)
Impairment of cryptocurrency	(55,847,060)	-
Finance and settlement expenses	(27,215,357)	(516,814)
TOTAL OTHER EXPENSE, NET	(84,249,737)	(1,879,508)

LOSS BEFORE PROVISION FOR INCOME TAXES	(97,101,740)	(4,976,802)

PROVISION FOR INCOME TAXES	-	-

NET LOSS FROM CONTINUING OPERATIONS	(97,101,740)	(4,976,802)

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(8,621)	(17,842,076)

NET LOSS	$(97,110,361)	$(22,818,878)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	-	5

COMPREHENSIVE LOSS	$(97,110,361)	$(22,818,873)

LOSS PER CLASS A and CLASS B ORDINARY SHARE
Weighted average number of shares*
Basic and diluted	570,195	371

Loss per share - basic and diluted
Basic and diluted - continuing operations	$(170.30)	$(13,414.56)
Basic and diluted - discontinued operations	$(0.01)	$(48,091.85)
Total	$(170.31)	$(61,506.41)

*	Giving retroactive effect to the 25-for-1 reverse share split on August 22, 2025 and the 100-for-1 reverse share split on March 12, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

	For the Six Months Ended December 31, 2025
	Class A Ordinary shares*		Class B Ordinary shares*		Additional	Deferred		Accumulated other
	Number of	Par	Number of	Par	paid-in	share	Accumulated	comprehensive
	shares	amount	shares	amount	capital	compensation	deficit	income (loss)	Total
Balance, June 30, 2025	10,959	$27	5	$-	$278,408,550	$(630)	$(255,085,823)	$	$23,322,124
Issuance of ordinary shares	4,580	11	-	-	5,330,209	-	-	-	5,330,220
Incremental fair value on modification of warrants	-	-	-	-	142,288		(142,288)	-	-
Cashless exercise of warrants into ordinary shares	21,900	55	-	-	(55)	-	-	-	-
Conversion of convertible notes payable into ordinary shares	37,016	93	-	-	28,939,280	-	-	-	28,939,373
Cancellation of shares issued for acquisition of equipment	(6,500)	(16)	-	-	(25,999,984)	-	-	-	(26,000,000)
Issuance of ordinary shares and pre-funded warrants	8,000	20	-	-	13,814,980	-	-	-	13,815,000
Cashless exercise of pre-funded warrants into ordinary shares	74,000	185	-	-	(185)	-	-	-	-
Issuance of units for cryptocurrency	1,357,865	3,395	-	-	230,683,665	-	-	-	230,687,060
Ordinary shares issued for compensation	4,968	12	-	-	645,766	-	-	-	645,778
Stock compensation expense	-	-	-	-		550	-	-	550
Net loss	-	-	-	-	-	-	(97,110,361)	-	(97,110,361)
Issuance of fractional shares upon the 100-for-1 and 25-for-1 reverse share split	4	-	-	-	-	-	-	-	-
Balance, December 31, 2025 (Unaudited)	1,512,792	$3,782	5	$-	$531,964,514	$(80)	$(352,338,472)	$-	$179,629,744

	For the Six Months Ended December 31, 2024
	Class A Ordinary shares**		Class B Ordinary shares**		Additional	Deferred		Accumulated other
	Number of	Par	Number of	Par	paid-in	share	Accumulated	comprehensive
	shares	amount	shares	amount	capital	compensation	deficit	income	Total
Balance, June 30, 2024	205	$1	5	$-	$230,619,889	$(9,778)	$(212,084,368)	$-	$18,525,744
Issuance of ordinary shares	10	-	-	-	940,000	-	-	-	940,000
Cashless exercise of warrants into ordinary shares	3	-	-	-	-	-	-	-	-
Conversion of convertible notes payable into ordinary shares	1,300	3	-	-	7,545,665	-	-	-	7,545,668
Ordinary shares issued for compensation	34	-	-	-	1,665,300	-	-	-	1,665,300
Stock compensation expense	-	-	-	-	-	6,171	-	-	6,171
Net loss	-	-	-	-	-	-	(22,818,878)	-	(22,818,878)
Foreign currency translation adjustment	-	-	-	-	-	-	-	5	5
Issuance of fractional shares upon the 100-for-1 and 25-for-1 reverse share split	73	-	-	-	-	-	-	-	-
Balance, December 31, 2024 (Unaudited)	1,625	$4	5	$-	$240,770,854	$(3,607)	$(234,903,246)	$5	$5,864,010

*	Giving retroactive effect to the 100-for-1 reverse share split on March 12, 2026 and the change in share capital on June 4, 2026

**	Giving retroactive effect to the 25-for-1 reverse share split on August 22, 2025, the 100-for-1 reverse share split on March 12, 2026, and the change in share capital on June 4, 2026

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended December 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(97,110,361)	$(22,818,878)
Net loss from discontinued operations	(8,621)	(17,842,076)
Net loss from continuing operations	(97,101,740)	(4,976,802)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,833,333	-
Stock compensation expense	646,328	1,671,472
Impairment loss of long-lived assets	8,580,000	-
Accrued interest income	-	(600,000)
Finance expense on convertible notes payable	25,540,459	273,043
Amortization of debt issuance costs	1,187,538	1,962,696
Impairment of cryptocurrency	55,847,060	-
Changes in operating assets and liabilities
Accounts receivable	1,385,292	-
Prepayments	1,129	10,338
Other payables and accrued liabilities	529,445	(106,687)
Net cash provided by (used in) operating activities from continuing operations	2,448,844	(1,765,940)
Net cash provided by operating activities from discontinued operations	-	-
Net cash provided by (used in) operating activities	2,448,844	(1,765,940)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan to a third party	-	(4,000,000)
Net cash used in investing activities from continuing operations	-	(4,000,000)
Net cash used in investing activities from discontinued operations	-	-
Net cash used in investing activities	-	(4,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loan	(18,906,899)	-
Proceeds from convertible notes, net of debt issuance costs	-	6,976,000
Repayments of a convertible note	(1,923,600)	(1,100,000)
Payments on offering costs for issuance of units	(150,000)	-
Proceeds from issuance of ordinary shares and pre-funded warrants, net of offering costs	13,815,000	-
Proceeds from issuance of ordinary shares, net of offering costs	5,330,220	-
Net cash (used in) provided by financing activities from continuing operations	(1,835,279)	5,876,000
Net cash (used in) provided by financing activities from discontinued operations	-	-
Net cash (used in) provided by financing activities	(1,835,279)	5,876,000

EFFECT OF EXCHANGE RATE CHANGES	-	(23)

NET CHANGE IN CASH AND CASH EQUIVALENTS	613,565	110,037

CASH AND CASH EQUIVALENTS, beginning of period	1,060,893	20,218

CASH AND CASH EQUIVALENTS, end of period	$1,674,458	$130,255

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest expense	$5,030	$232,441.00
Cash paid for income tax	$-	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES:
Conversion of other payables to term loan	$5,600,000	$-
Cryptocurrency received from issuance of units	$230,837,060	$-
Debt issuance costs for convertible notes included in other payables and accrued liabilities	$-	$230,000
Incremental fair value on modification of warrants	$142,288	$-
Cashless exercise of warrants into ordinary shares	$55	$1
Conversion of convertible notes and interest payables into ordinary shares	$28,939,373	$7,775,668
Issuance of ordinary shares with proceeds included in other payables and accrued liabilities	$-	$940,000
Cancellation of shares issued for acquisition of equipment	$26,000,000	$-
Cashless exercise of pre-funded warrants into ordinary shares	$185	$-
Non-cash cryptocurrency exchange - BTC converted into USDT	$16,896,588	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZETA NETWORK GROUP AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and description of business

Zeta Network Group (formerly known as Color Star Technology Co., Ltd., the “Company”, or “Zeta”) is a digital company which engages in cryptocurrency mining via its wholly-owned subsidiary, Model Queen Limited (“Model Queen”).

On June 29, 2025, the Company changed its name from “Color Star Technology Co., Ltd.” to “Zeta Network Group.”

CACM Group NY, Inc.

On August 20, 2018, CACM Group NY, Inc. (“CACM”) was incorporated in the State of New York and is 100% owned by the Company. Prior to September 2023, the Company is using CACM as its headquarters and as a holding company in the United States of America. Starting in September 2023, CACM has begun to provide minimal construction management consulting services.

Color Metaverse Pte. Ltd.

On February 21, 2022, Color Metaverse Pte. Ltd. (“Color Metaverse”), a private company limited by shares, was incorporated in Singapore and is wholly established and owned by the Company. As of the date of this report, Color Metaverse has not commenced operations.

Color Star Technology Ohio Inc.

On August 11, 2022, Color Star Technology Ohio Inc. (“Color Star Ohio”) was incorporated in the State of Ohio and is 100% owned by the Company. As of the date of this report, Color Star Ohio has not commenced operations.

Color Star DMCC

On January 23, 2023, Color Star DMCC (“DMCC”) was incorporated in the United Arab Emirates with share capital of AED 50,000 divided into 50 Shares of AED 1,000 nominal value and is 100% owned by the Company. DMCC was established to carry out the music industry business and its online cultural entertainment platform, Color World, after the disposition of Color Sky Entertainment Limited (“Color Sky”) in January 2023. On December 31, 2025, the Company entered into a share sale and purchase agreement with a third party to dispose of its 100% ownership interest in DMCC. The transfer of shares has been completed on January 5, 2026. The disposal of DMCC was accounted for as a discontinued operation because it represented a strategic shift that had a major effect on the Company’s operations and financial results in accordance with ASC 205-20-45 (see Note 3).

Model Queen Limited

On August 9, 2023, Model Queen Limited (“Model Queen”) was incorporated in Hong Kong Special Administrative Region and is 100% owned by the Company. Model Queen was established to carry out the cryptocurrency mining business.

Note 2 – Summary of significant accounting policies

Going concern uncertainty

The Company had an accumulated deficit of approximately $352.3 million as of December 31, 2025 and incurred a net loss of approximately $97.1 million for the six months ended December 31, 2025 The Company also incurred a gross loss of approximately $0.9 million from its cryptocurrency mining operations during the period, as cost of revenue exceeded revenue generated from cryptocurrency production. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months from the date the unaudited condensed consolidated financial statements are issued.

During the six months ended December 31, 2025, the Company generated cryptocurrency mining revenue of approximately $16.9 million and incurred cost of revenue of approximately $17.8 million, resulting in a gross loss of approximately $0.9 million. The gross loss was primarily due to high energy and hosting costs, depreciation of mining equipment, lower Bitcoin production caused by increased network mining difficulty, and lower Bitcoin prices during November and December 2025. These results reflect the capital-intensive nature of the mining business and the Company’s exposure to cryptocurrency market volatility.

In response to its liquidity and operational challenges, management has taken several steps intended to support the Company’s ongoing operations:

-	Began to generate net cash inflow from continuing operating activities of approximately $2.4 million for the six months ended December 31, 2025;

-	Closed a $6.0 million equity financing in March 2026;

-	Continues to pursue additional equity and debt financing opportunities.

Management’s assessment of the Company’s ability to continue as a going concern involves significant judgment, including evaluating the feasibility of financing plans, potential cash flows from new business initiatives, cryptocurrency market conditions, mining economics, and the impact of subsequent events.

While these actions may improve liquidity and support near-term operations, the Company’s ability to continue as a going concern is dependent on the successful execution of these plans. There is no assurance that the Company will be able to generate positive cash flow, improve gross margins, or secure additional funding when needed.

Accordingly, substantial doubt remains about the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue to operate and meet its obligations as they come due. No adjustments have been made to the financial statements as a result of this uncertainty.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited condensed consolidated financial statements include the accounts of all the directly and indirectly owned subsidiaries listed below. All intercompany transactions and balances have been eliminated in consolidation. Interim results are not necessary indicative of results of a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary to give a fair presentation have been included. The information in this Form 6-K should be read in conjunction with information in the annual report for the fiscal year ended June 30, 2025, on Form 20-F filed with the SEC on November 12, 2025.

Principles of consolidation

The unaudited condensed consolidated financial statements reflect the activities of the following subsidiaries. All material intercompany transactions and balances have been eliminated.

Subsidiaries	Place incorporated	Ownership percentage
CACM	New York, USA	100%
Color Metaverse	Singapore	100%
Color Star Ohio	Ohio, USA	100%
DMCC(1)	United Arab Emirates	100%
Model Queen	Hong Kong	100%

(1)	Disposed on December 31, 2025 and was presented as a discontinued operation in accompanying unaudited condensed consolidated financial statements (see Note 3 for details).

Use of estimate and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements, and the reported amounts of revenues and expenses during the reporting periods. The significant estimates and assumptions made in the preparation of the Company’s unaudited condensed consolidated financial statements include the allowance for expected credit losses of accounts receivable and valuation allowance for deferred tax assets, stock-based compensation, impairment and useful lives of plant and equipment, impairment of cryptocurrency assets, and fair value measurement of warrants. Actual results could be materially different from those estimates.

Revenue recognition

The Company follows the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606) to recognize its revenue for all periods presented. The core principle underlying this ASU is that the Company recognizes its revenue to represent the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

The ASU requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no material differences in the pattern of revenue recognition.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

The Company engages in cryptocurrency mining by providing computing power in a third-party operated mining pool. The Company provides a service to perform hash calculations for the third-party operated mining pool, which is an output of the Company’s ordinary activities, in exchange for non-cash consideration in the form of Bitcoin (“BTC”).

The Company has identified the third-party mining pool operator as its customer (the “Customer”). The Company enters into a contract with the Customer to provide its hash calculations to the Customer’s mining pool. The contracts are terminable without penalty at any time by either party, and thus the contract term is shorter than a 24-hour period and the contracts are continuously renewed. Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides hash calculations to the Customer’s mining pool, which is considered contract inception, because Customer consumption is in tandem with delivery of the hash calculations. The Company has identified a single performance obligation of providing hash calculations for the mining pool operator. The continuous renewal options do not represent material rights because they do not provide the Customer with the right to purchase additional goods or services at a discount. Specifically, the contract is renewed at the same terms, conditions, and rate as the current contract which is consistent with market rates, and there are no upfront or incremental fees in the initial contract. The Company has full control of the mining equipment used in the mining pool, and if the Company determines it will increase or decrease the hash rate calculations of its machines and/or fleet (i.e., for repairs or when power costs are excessive), the hash rate provided to the Customer will correspondingly increase or decrease.

The Company receives non-cash consideration in the form of BTC, the fair value of which is measured at 23:59:59 UTC on the date of contract inception using observable market pricing information for BTC. The Company uses market pricing information obtained from CoinMarketCap as its primary pricing source for determining the fair value of BTC. CoinMarketCap aggregates observable pricing information from multiple active cryptocurrency exchanges and is used by management as a market-based valuation input consistent with ASC 820. The contract renews continuously throughout the day, and thus the value of the consideration should be assessed continuously throughout the day, and the Company has concluded to use the 23:59:59 UTC BTC price each day. According to the Customer contract, daily settlements are made to the Company by the Customer based on the hash calculations provided over the contract periods occurring over a 24-hour period and the payout is made the following day. There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The Company earns non-cash consideration based on the Full-Pay-Per-Share (“FPPS”) payout method set forth by the Customer in the form of BTC and exchanges them into USDT. There is a single performance obligation (i.e., to provide hash calculations or hash rate to the customer) for the contract; therefore, all consideration from the Customer is allocated to this single performance obligation. The Company’s performance is completed over time as the customer obtains control of the contributed hash rate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because the Company provides the hash calculations throughout the contract period and the customer simultaneously obtains control of the service and uses it to produce BTC. There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance, and there are no remaining performance obligations after providing hash calculations.

Information of revenues is as follows:

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cryptocurrency mining revenue	16,896,588	-
Total revenue	$16,896,588	$-

Financial instruments

US GAAP specifies a hierarchy of valuation techniques for determining the fair value of financial instruments and related fair value measurements based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The valuation hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument;

Level 3 inputs to the valuation methodology are unobservable.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Cash and cash equivalents

The Company considers all highly liquid investments with the original maturity of three months or less at the date of purchase to be cash equivalents.

USDT

USD Tether (“USDT”) is a crypto asset similar to cryptocurrency. The main difference between a stablecoin (such as USDT or USDC) and a payment cryptocurrency (such as BTC) is that a stablecoin is designed to ensure that its value remains constant when compared to a particular currency. This could be because the stablecoin is backed by an amount of currency held on deposit at a particular bank or though mathematical formulae that aim to balance demand and supply. It is a type of digital asset which the Company will hold to meet certain working capital requirements. The Company classifies USDT as a financial asset on the basis that one USDT can be redeemed for one US dollar from an issuer.

Cryptocurrency

Cryptocurrency (including BTC and SolvBTC) is included in current assets in the accompanying consolidated balance sheets. BTC awarded to the Company through its mining activities is accounted for in connection with the Company’s revenue recognition policy disclosed above. SolvBTC was acquired through the issuance of Class A Ordinary Shares in October 2025 (See Note 13).

BTC is accounted for under ASC 350-60 and is measured at fair value, with changes in fair value recognized in net income. The Company measures BTC in the statement of financial position in accordance with ASC 350-60 Intangibles—Goodwill and Other—Crypto Assets.

SolvBTC is presented within Cryptocurrency on the accompanying consolidated balance sheets. Management concluded that SolvBTC does not meet all of the scope criteria of ASC 350-60 and therefore accounts for SolvBTC as an indefinite-lived intangible asset under ASC 350-30. SolvBTC is measured at cost less impairment in accordance with ASC 350-30.

Purchases of cryptocurrency by the Company are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrency awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrency are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

For the six months ended December 31, 2025 and 2024, the Company recognized impairment charges of cryptocurrency in the amount of $55,847,060 and nil, respectively.

Accounts receivable, net

Accounts receivable include receivables from cryptocurrency mining revenue, net of an allowance for credit losses. Accounts receivable are recorded at cryptocurrency mining revenue amount received from the Company’s customers, and do not bear interest. Allowance for credit losses for accounts receivable is established based on various factors including historical payments and current economic trends. The Company reviews its allowance for accounts receivable by assessing individual accounts receivable over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable are written off on a case-by-case basis after exhaustive efforts at collection are made, net of any amounts that may be collected.

Plant and equipment, net

Plant and equipment are stated at cost or at fair value of the identifiable assets acquired on the acquisition date less accumulated depreciation and impairment loss. Expenditures for maintenance and repairs are charged to operations as incurred while additions, renewals and improvements are capitalized. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method with 0% residual value.

The estimated useful lives of assets are as follows:

Useful life
Cryptocurrency mining equipment*	3 years

*	It reflects the expected technological and economic life cycle of the mining hardware.

Accounting for long-lived assets

The Company classifies its long-lived assets into cryptocurrency mining equipment.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technological or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

If the value of an asset is determined to be impaired, the impairment to be recognized is measured in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs.

There were $8,580,000 and nil impairment charges for the six months ended December 31, 2025, and 2024.

Leases

The Company accounts for leases in accordance with ASC 842 “Leases”. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similarly owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet as operating lease ROU assets and lease liabilities.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Convertible notes

Upon adoption of ASU 2020-06 on July 1, 2021, the elimination of the beneficial conversion feature (“BCF”) and cash conversion models in ASC 470-20 that requires separate accounting for embedded conversion features in convertible instruments results in the convertible debt instruments being recorded as a single liability (i.e., there is no separation of the conversion feature, and all proceeds are allocated to the convertible debt instruments as a single unit of account). Unless conversion features are derivatives that must be bifurcated from the host contracts in accordance with ASC 815-15 or, in the case of convertible debt, if the instruments are issued with a substantial premium, in the latter case, ASC 470-20-25-13 requires the substantial premium to be attributable to the conversion feature and recorded in additional paid-in capital (APIC).

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Class A Ordinary Shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. Warrants that do not meet all the criteria for equity classification are required to be recorded as liabilities at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter. The Company determined that upon the review of its warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

For issued warrants that meet all of the criteria for equity classification and issued with debt instruments, the proceeds from the sale of the debt instruments are allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds allocated to the warrants is accounted for as paid-in capital. The remainder of the proceeds is allocated to the debt instrument portion of the transaction at a discount and amortized over the term of the debt instrument using the effective interest rate method.

Stock-based compensation

The Company records stock-based compensation expenses for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s stock. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records stock-based compensation expenses for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Changes in these assumptions can materially affect the valuation of stock-based awards and the timing and amount of expense recognized in the financial statements. The Company regularly reviews these assumptions and updates them as necessary to reflect current market conditions and historical experience. Stock-based compensation expense is recognized on a graded vesting basis over the requisite service period in accordance with ASC 718, Compensation—Stock Compensation.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, “Income Taxes,” which requires the Company to use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carry forwards. Under this accounting standard, the effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

ASC 740-10, “Accounting for Uncertainty in Income Taxes,” defines uncertainty in income taxes and the evaluation of a tax position as a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. United States federal, state and local income tax returns for the years of 2023 to 2025 are subject to examination by any applicable tax authorities.

Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

Loss per share

The Company reports earnings (loss) per share in accordance with U.S. GAAP, which requires presentation of basic and diluted earnings (loss) per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period using the two-class method. Using the two-class method, net loss is allocated between two classes of ordinary shares based on their rights, including the liquidation and dividend rights.

Diluted loss per share takes into account the potential dilution that could occur if securities or other contracts, such as warrants, options, restricted stock-based grants and convertible preferred stock, to issue ordinary shares were exercised and converted into ordinary shares. Ordinary share equivalents having an anti-dilutive effect on loss per share are excluded from the calculation of diluted loss per share.

Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period. When the Company has a loss, no potential dilutive items are included since they would be anti-dilutive.

Stock dividends or stock splits are accounted for retroactively if the stock dividends or stock splits occur during the period, or retroactively if the stock dividends or stock splits occur after the end of the period but before the release of the financial statements, by considering it effective as of the beginning of the earliest period presented.

Segments

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the chief operating decision maker (“CODM”), which is the Company’s Chief Executive Officer, for making operating decisions about the allocation of resources and the assessment of performance in determining the Company’s reportable operating segments. The Company operates as two reportable segments. The Company’s CODM reviews financial performance and allocates resources on a consolidated basis, using the significant revenue and expense categories of the Company as the key measurement (see Note 17 – Segment Information).

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU on July 1, 2025 and will be presenting the required disclosures in its year ended June 30, 2026 consolidated financial statements.

In November 2023, the FASB issued ASU 2023 07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update enhances segment disclosures by requiring disclosure of significant expenses included in a segment’s profit or loss measure, identification of the CODM, how the CODM uses the reported measure(s) to assess performance, and certain interim disclosures for segment profit or loss and assets. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, and retrospective application is required. The Company adopted this new guidance for its segment disclosures and allocates resources on a consolidated basis, using the significant revenue and expense categories of the Company as the key measurement (see Note 17 – Segment Information).

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Company adopted this new guidance on its unaudited condensed consolidated financial statements (See Note 2 and Note 4).

In March 2024, the FASB issued ASU 2024 02, Codification Improvements — Amendments to Remove References to the Concepts Statements, which removes references to the non-authoritative FASB Concepts Statements from various locations in the Codification. This update is effective for public business entities for fiscal years beginning after December 15, 2024 (and for other entities after December 15, 2025). Early adoption is permitted. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024 03, Disaggregation of Income Statement Expenses (“DISE”), which requires more detailed disaggregation of cost and expense items in the notes to the financial statements. The standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impact of this guidance on its disclosures.

In addition, the Company continues to monitor other recently issued but not yet effective pronouncements, including those with narrower scopes or clarifying amendments, and will assess their applicability and potential impact on its financial statements in future periods. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 – Discontinued operations

On December 31, 2025, the Company entered into a share purchase agreement with a third party buyer, pursuant to which the Company agreed to sell and the buyer agreed to purchase all the shares of DMCC, which was 100% owned by the Company, for a consideration of $1. The transfer of shares has been completed on January 5, 2026.

Reconciliation of the carrying amounts of major classes of assets and liabilities from discontinued operations in the unaudited condensed consolidated balance sheets as of December 31, 2025 and June 30, 2025 are as follows:

	December 31,	June 30,
	2025	2025
	(Unaudited)
ASSETS
NON-CURRENT ASSETS
Right-of-use asset	$-	$8,583
Total non-current assets of discontinued operations	-	8,583

Total assets of discontinued operations	$-	$8,583

LIABILITIES
CURRENT LIABILITIES:
Other payables and accrued liabilities	$1,586,497	$1,379,584
Lease liability - current	-	206,875
Total current liabilities of discontinued operations	1,586,497	1,586,459

Total liabilities of discontinued operations	$1,586,497	$1,586,459

Reconciliation of the amounts of major classes of income and losses from discontinued operations in the unaudited condensed consolidated statements of operations for the six months ended December 31, 2025 and 2024 are as follows:

	For the Six Months Ended December 31,
	2025	2024
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$(8,621)	$(2,475,993)
ALLOWANCE FOR CREDIT LOSSES	-	(740,000)
IMPAIRMENT LOSS OF INTANGIBLE ASSETS	-	(14,626,083)

LOSS FROM DISCONTINUED OPERATIONS	(8,621)	(17,842,076)

LOSS BEFORE PROVISION FOR INCOME TAXES	(8,621)	(17,842,076)

PROVISION FOR INCOME TAXES	-	-

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS	$(8,621)	$(17,842,076)

Reconciliation of the amount of cash flows from discontinued operations in the unaudited condensed consolidated statements of cash flows for the six months ended December 31, 2025 and 2024 are as follows:

For the Six Months Ended December 31,
	2025	2024

Net cash provided by operating activities from discontinued operations	$-	$-

Net cash provided by (used in) investing activities from discontinued operations	$-	$-

Net cash provided by (used in) financing activities from discontinued operations	$-	$-

Note 4 – Cryptocurrency

The Company measures BTC at fair value, which is determined using a Level 1 inputs in the fair value hierarchy. The following table presents additional information about our cryptocurrency mining activities of BTC in coins and amounts during the six months ended December 31, 2025:

	Quantities (in coins)	Cryptocurrency
	BTC	Amounts
Balance on June 30, 2025	-	$-
Revenue recognized from cryptocurrency mined	156.9	16,896,588
USDT receivable	(156.9)	(16,896,588)
Balance on December 31, 2025 (Unaudited)	-	$-

The Company accounts for SolvBTC as an indefinite-lived intangible asset and measures SolvBTC at cost less impairment in accordance with ASC 350-30. The following table presents additional information about the Company’s SolvBTC received by the Company from issuance of units, including the number of coins and related amounts during the six months ended December 31, 2025:

	Quantities (in coins)	Cryptocurrency
	SolvBTC	Amounts
Balance on June 30, 2025	-	$-
Cryptocurrency received from issuance of units	2,000.0	230,837,060
Impairment of cryptocurrency	-	(55,847,060)
Balance on December 31, 2025 (Unaudited)	2,000.0	$174,990,000

Note 5 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
USDT receivables due from third-party mining pool operator	1,281,873	2,667,165
Subtotal	1,281,873	2,667,165
Less: Allowance for credit losses	-	-
Accounts receivable, net	$1,281,873	$2,667,165

For the six months ended December 31, 2025, and 2024, no allowance on credit losses were recognized.

Note 6 – Prepayments

Prepayments, consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
Prepayment for payroll tax	-	1,129
Less: Provision for impairment loss on prepayments	-	-
Prepayments	$-	$1,129

For the six months ended December 31, 2025, and 2024, no provision for impairment loss on prepayments were recognized.

Note 7 – Plant and equipment, net

Plant and equipment consist of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
Cryptocurrency mining equipment*	$17,670,000	$35,000,000
Less: Accumulated depreciation	-	(2,916,667)
Plant and equipment, net	$17,670,000	$32,083,333

*	Management considered operational performance, historical results, and other indicators of impairment in assessing the recoverability of mining equipment. During the six months ended December 31, 2025, the Company determined that the estimated fair value of its cryptocurrency mining equipment, based on market prices for similar assets, was less than its carrying value and recognized an impairment loss of $8,580,000. The impairment loss reduced the carrying amount of the equipment to its estimated fair value of $17,670,000, which became the new cost basis as of December 31, 2025. No impairment loss was recognized during the six months ended December 31, 2024.

Depreciation expense was $5,833,333 and nil for the six months ended December 31, 2025, and 2024, respectively.

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
Payroll and payroll tax payable	$30,588	$119,754
Interest payable	460,873	-
Settlement arrangement payable (1)	900,000	642,291
Capital expenditure payable (2)	-	5,600,000
Other payables	2,455	223,280
Total other payables and accrued liabilities	$1,393,916	$6,585,325

(1)	See Note 15 under Second Confidential Settlement Agreement for detail.
(2)	This balance represents the unpaid balance for the purchase of Cryptocurrency mining equipment in March 2025 and was restructured into a term loan in July 2025 (see Note 10).

Note 9 – Related party transactions

Other payables – related parties

Other payables – related party consisted of the following:

Name of Related Party	Relationship	Nature	December 31, 2025	June 30, 2025
			(Unaudited)
Hui Xu	General Manager of CACM	Interest-free loan, due on demand	310,000	310,000
Louis Luo	Director and Chief Executive Officer of the Company	Interest-free loan, due on demand	3,073	3,073
Total			$313,073	$313,073

Note 10 – Long-term loan

On July 25, 2025, the Company entered into a series of related agreements with BTC KZ, a company organized under the laws of Kazakhstan, and Ulife Media and Production International Limited (“ULife”), a wholly owned subsidiary of BTC KZ, in connection with the restructuring of the payment of consideration under a prior purchase agreement dated February 26, 2025 (see Note 13 for details) involving the acquisition of certain cryptocurrency mining machines. As disclosed in Note 13, the Company had agreed to pay to ULife a total of $9,000,000 in cash and 650,000 restricted Class A ordinary shares for the purchase of Equipment, and $3,400,000 of the Cash Consideration had been paid.

Due to regulatory concerns surrounding the issuance of the Share Consideration, the parties mutually agreed to cancel the Share Consideration and restructure the unpaid balance into a secured term loan arrangement. As part of this restructuring, the Company entered into a secured term loan agreement with BTC KZ pursuant to which BTC KZ agreed to lend the Company $31,600,000 (the “Loan”). The Loan bears interest at a rate of 5% per annum, matures on July 24, 2028, and is repayable in equal quarterly installments of $2.85 million beginning September 30, 2025. The Company is also required to prepay the outstanding balance of the Loan with at least 50% of the net proceeds from any public or private equity offering. In connection with the Loan, the Company issued a promissory note to BTC KZ in the principal amount of $31,600,000 (the “BTC KZ Note”). To secure the Company’s obligations under the Loan and the BTC KZ Note, the parties entered into a security agreement granting BTC KZ a first-priority security interest in the Equipment. The Equipment remains hosted in Kazakhstan pursuant to a hosting agreement dated March 20, 2025, between the Company and BTC KZ.

The obligation is payable as follows:

Amount
For the six months ending June 30, 2026	$-
For the twelve months ending June 30, 2027	10,817,902
For the twelve months ending June 30, 2028	1,875,199
Thereafter	-
Total long-term debt payment	12,693,101
Current portion of long-term loan	(5,113,577)
Long-term loan – non-current portion	$7,579,524

Interest expense for the six months ended December 31, 2025 and 2024 for the above loan amounted to $460,873 and nil, respectively.

Note 11 – Convertible notes payable

On July 11, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued the Investor an unsecured promissory note on July 11, 2023 in the original principal amount of $1,100,000 (the “Note”), convertible into Class A ordinary shares, $0.0025 par value per share, of the Company (the “Ordinary Shares”), at the conversion price of $500,000.00 per shares. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Purchase Price Date”). The Note includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note with a gross proceed of $1,000,000. The Company may prepay all or a portion of the Note at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem the Note at any time after the date that is six (6) months from the Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an Equity Conditions Failure. If Company chooses to satisfy a redemption in Ordinary Shares, such Ordinary Shares shall be issued at the Conversion Price.

On January 19, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary share of 1 at a conversion price of $62,500.00 per share. On February 16, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary share of 1 at a conversion price of $62,500.00 per share. On April 12, 2024, the Investor redeemed $50,000 that was converted into Class A ordinary shares of 2 at a conversion price of $41,820.00 per share. On May 21, 2024, the Investor redeemed $75,000 that was converted into ordinary shares of 2 at a conversion price of $41,820.00 per share. From July 2024 to October 2024, the Investor redeemed the remaining Note balance of $875,000 and accrued interest of $96,540 from the Note and converted into Class A ordinary shares of 24 at a conversion price of $41,820.00 per share.

On August 13, 2024, the Company entered into a securities purchase agreement with the Investor, pursuant to which the Company issued the Investor an unsecured promissory note on August 13, 2024, in the original principal amount of $1,100,000 (the “Note 2”), convertible into Class A ordinary shares, $0.0025 par value per share, of the Company (the “Ordinary Shares”), for $1,000,000 in gross proceeds. The Note bears a simple interest at a rate of 8% per annum. All outstanding principal and accrued interest on the Note 2 will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Company (the “Second Purchase Price Date”). The Note 2 includes an original issue discount of $80,000 along with $20,000 for Investor’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note 2 at any time by paying 120% of the outstanding balance elected for pre-payment. The Investor has the right to redeem Note 2 at any time after the date that is six (6) months from the Second Purchase Price Date by providing the Company with a redemption notice. Redemptions may be satisfied in cash or Ordinary Shares at the Company’s election. However, the Company will be required to pay the redemption amount in cash, in the event there is an equity conditions failure. If the Company chooses to satisfy a redemption of Ordinary Shares, such Ordinary Shares shall be issued at the conversion price of $500,000.00 per share. In addition, the Note provides that upon the occurrence of an event of default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. On August 15, 2024, the transaction contemplated by the Purchase Agreement was closed as all the closing conditions of as set forth therein have been satisfied. The Note 2 were repaid on September 30, 2024, upon the closing of the SPA as discussed below.

Pursuant to the SPA dated September 27, 2024, the Company initially issued senior secured convertible notes (the “Initial Notes”) together with accompanying Series A Warrants to purchase up to 12 Ordinary Shares, with an exercise price of $400,000.00 per share (the “Initial Warrants”).

The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, after 45 days from the date of issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) $400,000.00 (“Conversion Price”), or (ii) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date. If the Company raises funds through subsequent financing, the holder can require the Company to use up to 30% of the proceeds to redeem the Initial Notes at 105% of the principal amount, plus accrued interest. The Conversion Price will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The Initial Note is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the Initial Note ranks senior to all other Company debts and liabilities.

On October 8 and November 25, 2024, the Company entered into note exchange agreements (the “October Exchange Agreement” and the “November Exchange Agreement”) with the purchasers who were parties to the SPA dated September 27, 2024 (the “Purchasers”). Under these agreements, the Initial Notes were delivered back to the Company for cancellation and replaced with new convertible notes having substantially similar terms (the “New Notes” and “New Notes 2”), except that the November Exchange Agreement introduced a floor conversion price of $63,500.00 per share. The exchanges were accounted for as modifications of the original financing, and no new warrants were issued in connection with these replacements. The previously issued Series A Warrants were considered superseded by the note exchange and therefore not revalued or reissued under the new notes. In December 2024, the Purchasers redeemed $6,382,686 that was converted into ordinary shares of 1,272 at an average conversion price of $5,020.00 per share.

Pursuant to the SPA dated September 27, 2024, the Company may sell to the investors, from time to time, up to US$40,000,000 in the maximum aggregate subscription amount of the Company’s senior secured convertible notes and accompanying ordinary share purchase warrants (“Additional Closings”), with substantially the same terms as the prior issuance.

On January 16, 2025, the Company consummated an additional closing under the same SPA (the “Third Offering”), pursuant to which it issued senior secured convertible notes to the Purchasers in the aggregate principal amount of approximately $8.7 million (the “New Notes 3”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares, par value $0.0025 per share, together with Series B Warrants to purchase up to an aggregate of 988 Ordinary Shares (“New Warrants 3”), with an exercise price of $5,275.00 per Ordinary Share. The Series B Warrants represent the only active warrants outstanding as of June 30, 2025. The offering of the New Notes 3 and New Warrants resulted in gross proceeds to the Company of approximately $8.0 million before deducting placement agent fees and other estimated offering expenses.

The New Notes 3 are convertible into the Company’s Ordinary Shares at the holder’s option, immediately upon issuance, in whole or in part, until the New Notes 3 is fully converted, at the lower of (i) the fixed conversion price of $5,275.00 (the “Conversion Price 3”), or (ii) a price equal to the greater of (x) the floor price of $2,500.00 (the “Floor Price 3”) and (y) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10) Trading Day period immediately preceding the applicable Conversion Date. If the Company raises funds through subsequent financings, the holder can require the Company to use up to 30% of the proceeds to redeem the New Notes 3 at 105% of the principal amount, plus accrued interest. The Conversion Price 3 will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The New Note 3 is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the New Note 3 ranks senior to all other Company debts and liabilities. From July 2025 to August 2025, the investors redeemed the New Note 3 balance of $19,843,562 and accrued interest of $613,826 into Class A ordinary shares of 8,202 at a conversion price of $2,500.00 per share and received approximately $1.9 million cash repayment.

On September 4, 2025, the Company entered into a Payoff Letter Agreement with each of the holders (the “Holders”) of the Company’s outstanding New Notes 3. Pursuant to the Payoff Letter Agreement, the Company and the Holders agreed to fully and finally settle the remaining outstanding principal balances of the New Notes 3 through a one-time conversion into Class A ordinary shares, par value $0.0025 per share, at a fixed conversion price of $115.00 per share into 28,814 Class A ordinary shares.

As of December 31, 2025, and June 30, 2025, the convertible notes balance amount to nil and $4,014,122, respectively. For the six months ended December 31, 2025, and 2024, interest expense of the convertible notes was $492,972 and $326,030, respectively, and amortization of debt issuance costs was $1,187,538 and $1,962,696, respectively.

Note 12 – Income taxes

(a) Corporate income tax

Zeta

Under the current laws of the Cayman Islands, Zeta is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

CACM

CACM is organized in the New York State in the United States. CACM had no taxable income for the U.S. income tax purposes for the six months ended December 31, 2025 and 2024. The applicable tax rate is 21.0% for federal and 7.3% for New York State with an effective tax rate of 26.8%.

Color Star Ohio

Color Star Ohio is organized in the Ohio State in the United States. Color Star Ohio had no taxable income for the U.S. income tax purposes for the years ended June 30, 2025, 2024 and 2023. The applicable tax rate is 21.0% for federal and no state tax in Ohio State with an effective tax rate of 21.0%.

Color Metaverse

Color Metaverse is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of approximately the first $8,000 (SGD 10,000) taxable income and 50% of the next approximately $0.1 million (SGD 190,000) taxable income are exempted from income tax.

Model Queen

Model Queen is organized in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong Profits Tax as there were no assessable profits derived from or earned in Hong Kong since inception.

Loss before provision for income taxes consisted of:

	For the Six Months Ended December 31, 2025	For the Six Months ended December 31, 2024
	(Unaudited)	(Unaudited)
Cayman	$(86,869,770)	$(5,377,978)
United States	(574,242)	401,825
Hong Kong	(9,657,728)	-
PRC	-	(649)
Loss before provision for income taxes	$(97,101,740)	$(4,976,802)

Significant components of deferred tax assets were as follows:

	December 31, 2025	June 30, 2025
Deferred tax assets
Net operating loss carryforward in the U.S.	839,871	715,416
Net operating loss carryforward in Hong Kong	1,635,387	41,862
Valuation allowance	(2,475,258)	(757,278)
Total net deferred tax assets	$-	$-

As of December 31, 2025, and June 30, 2025, CACM and Color Star Ohio’s net operating loss carry forward for the U.S. income taxes was approximately $3.3 million and $2.7 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $0.8 million and $0.7 million related to its U.S. operations as of December 31, 2025, and June 30, 2025, respectively.

As of December 31, 2025, and June 30, 2025, Model Queen’s net operating loss carry forward for the Hong Kong income taxes was $9.9 million and $0.3 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history in Hong Kong. If the Company is unable to generate taxable income in its Hong Kong operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $1.6 million and $42,000 related to its Hong Kong operations as of December 31, 2025, and June 30, 2025, respectively.

Changes in the valuation allowance for deferred tax assets increased by $1,717,980 from $757,278 on June 30, 2025, to $2,475,258 on December 31, 2025. Changes in the valuation allowance for deferred tax assets decreased by $83,325 from $706,266 on June 30, 2024, to $622,941 on December 31, 2024.

(b) Uncertain tax positions

There were no uncertain tax positions as of December 31, 2025, and June 30, 2025, and management does not anticipate any potential future adjustments which would result in a material change to its tax positions. For the six months ended December 31, 2025 and 2024, the Company did not incur any tax related interest or penalties.

Note 13 – Shareholders’ equity

Shares Reverse Split

On September 29, 2024, the Company held its 2024 annual meeting of shareholders, pursuant to which the shareholders of the Company approved the proposal to effect a reverse share split at a ratio of up to one-for-two hundred fifty (“Reverse Split”), and immediately after the approval of the Reverse Split, the subdivision of the Company’s authorized share capital to US$32,000,000, divided into: (i) 280,000,000,000 Class A Ordinary Shares of US$0.0001 par value each; and (ii) 40,000,000,000 Class B Ordinary Shares of US$0.0001 par value each. Effective November 15, 2024, the Company effected a 100-for-1 reverse share split of its Class A and Class B ordinary shares. Upon execution of the 100-for-1 reverse share split, the Company recognized additional 7,258 Class A ordinary shares due to round up adjustment. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

On June 29, 2025, the Company held its 2025 annual meeting of shareholders, pursuant to which the shareholders of the Company approved the proposal to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$32,000,000 divided into (i) 280,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 40,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, to US$32,000,000 divided into (i) 11,200,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 1,600,000,000 Class B Ordinary Shares of a par value of US$0.0025 each. Effective August 22, 2025, the Company effected a 25-for-1 reverse share split of its Class A and Class B ordinary shares. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

On January 22, 2026, the Company held its extraordinary general meeting of shareholders. The shareholders authorized the Board to effect a reverse share split (the “2026 Reverse Share Split”) and share consolidation (the “2026 Share Consolidation”, together with the 2026 Reverse Share Split, the “2026 Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”). Such 2026 Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum and minimum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered (assuming an Approved Consolidation Ratio of 1:100) from US$32,000,000 divided into 11,200,000,000 Class A Ordinary shares with a nominal or par value of US$0.0025 each and 1,600,000,000 Class B Ordinary shares with a nominal or par value of US$0.0025 each to US$32,000,000.00 divided into as low as 112,000,000 Class A Ordinary Shares of a nominal or par value of US$0.25 each and 16,000,000 Class B Ordinary Shares of a nominal or par value of US$0.25 each. Effective March 12, 2026, the Company effected a 100-for-1 reverse share split of its Class A and Class B ordinary shares. All share amounts have been retroactively restated to reflect the 2026 Reverse Share Split and Share Consolidation.

Change in Share Capital

On May 8, 2026, the Company held its extraordinary general meeting of shareholders, at which the shareholders approved (i) a reduction of the authorized share capital from US$32,000,000 divided into 112,000,000 Class A ordinary shares and 16,000,000 Class B ordinary shares, each with a par value of US$0.25 to US$320,000 divided into 112,000,000 Class A ordinary shares and 16,000,000 Class B ordinary shares, each with a par value of US$0.0025, and (ii) a subsequent increase to US$32,000,000 divided into 11,200,000,000 Class A ordinary shares and 1,600,000,000 Class B ordinary shares, each with a par value of US$0.0025. These changes in share capital became effective on June 4, 2026. All share amounts have been retroactively restated to reflect these share capital changes.

Issuance of Class A Ordinary Shares

On August 22, 2024, the Company entered into certain securities purchase agreement (the “SPA8”) with a certain sophisticated investor as such term is defined in Rule 506(b) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to sell 10 Class A ordinary shares, par value $0.0025 per share, at a per share purchase price of $94,000.00. The gross proceeds to the Company from this Offering will be $940,000. The Offering closed on September 12, 2024, upon satisfaction of all closing conditions.

On August 13, 2025, the Company entered into securities purchase agreements (the “SPA 9”) with certain institutional investors for the purchase and sale of 4,580 Class A ordinary shares at a purchase price of $1,400.00 per share, together with warrants to purchase up to 4,580 Ordinary Shares (the “Warrants”) at an initial exercise price of $1,400.00 per share (the “Offering 1”). Gross proceeds were approximately $6.4 million, less deducting placement agent fees and other Offering 1 expenses of approximately $1.1 million, resulted in net proceeds of approximately $5.3 million. Upon satisfaction of customary closing conditions, the Offering 1 was consummated on August 14, 2025.

On October 7, 2025, the Company entered into a securities purchase agreement (the “SPA 10”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering 2”): (i) 8,000 Class A ordinary shares, par value $0.0025 per share of the Company, at a purchase price of $100.00 per share; and (ii) pre-funded warrants to purchase up to 142,000 Class A ordinary shares (the “Pre-Funded Warrants”) at a purchase price of $ 99.75 per Pre-Funded Warrant. Offering 2 closed on October 9, 2025. The Company received approximately $13.8 million in net proceeds from the Offering 2, after deducting placement agent fees and estimated offering expenses of approximately $1.2 million from gross proceeds of $15.0 million.

On October 15, 2025, the Company entered into a securities purchase agreement (the “SPA 11”) with certain investors pursuant to which the Company agreed to issue and sell to each investor in a private placement offering an aggregate of $230,837,060 of the Company’s units (the “Units”) or 1,357,865 Units, each unit consisting of one Class A ordinary share, par value of $0.0025 per Class A ordinary share, and one warrant entitling the investor of a Unit to purchase one Class A ordinary share, at an offering price of $170.00 per Unit. The gross proceeds of the offering are payable by 2,000 SolvBTC, a 1:1 wrapped Bitcoin-backed token issued by Solv Protocol, an on-chain Bitcoin reserve providing institutional mechanisms for the productive use of Bitcoin holdings. The Company received aggregated net proceeds of approximately $230.7 million from the offering, after deducting placement agent fees and estimated offering expenses of approximately $0.1 million from gross proceeds of approximately $230.8 million.

Restricted Stock Grants

Restricted stock grants are measured based on the market price on the grant date. The Company has granted restricted Class A ordinary shares to the members of the board of directors (the “Board”), senior management and consultants.

In August 2024, the Company granted an aggregate of 1 restricted Class A ordinary shares, which will be issued with a fair value of $2,900 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2024, to August 8, 2025.

In February 2025, the Company granted an aggregate of 1 restricted Class A ordinary shares, which will be issued with a fair value of $595 to Mr. Louis Luo, the Company’s CEO, pursuant to his employment contract. These shares will vest quarterly over the required service period of one year starting from February 14, 2025, to February 13, 2026.

In April 2025, the Company granted an aggregate of 1 restricted Class A ordinary shares, which will be issued with a fair value of $22 to Ms. Lili Jiang, the Company’s CFO, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from April 1, 2025, to March 31, 2026.

In August 2025, the Company granted an aggregate of 1 restricted Class A ordinary shares, which will be issued with a fair value of $1,475 to Ms. Wei Zhang, the Company’s chairwoman, pursuant to her employment contract. These shares will vest quarterly over the required service period of one year starting from August 9, 2025, to August 8, 2026. On September 24, 2025, Ms. Wei Zhang notified the Company of her resignation as a director and as the chairwoman.

For the six months ended December 31, 2025, and 2024, the Company recognized approximately $550 and $9,000 compensation expense related to restricted stock grants, respectively.

Following is a summary of the restricted stock grants:

Restricted stock grants	Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Unvested as of June 30, 2024	1	$72,500.00	$-
Forfeited	-	$-	-
Granted	1	$15,274.00	-
Vested	(1)	$54,617.00	-
Unvested as of June 30, 2025	1	$4,676.00	$-
Forfeited	-	$1,475.00	-
Granted	1	$1,475.00	-
Vested	(1)	$4,958.20	-
Unvested as of December 31, 2025	1	$2,848.29	$-

Class A Ordinary Shares Issued for Compensation

In October 2024, the Board granted an aggregate of 34 Class A ordinary shares, which were issued with a fair value of $1,662,400, determined using the closing price of $50,000.00 on October 21, 2024, to three managements and employees under the 2024 Equity Inventive Plan. These shares vested immediately upon grant.

In September 2025, the Board granted an aggregate of 4,968 Class A ordinary shares, which were issued with a fair value of $645,778, determined using the closing price of $130.00 on September 4, 2025, to two managements and employees under the 2025 Equity Inventive Plan. These shares vested immediately upon grant.

For the six months ended December 31, 2025, and 2024, the Company recorded approximately $0.6 million and $1.7 million stock compensation expense related to Class A ordinary shares grants, respectively.

Class A Ordinary Shares Issued for Acquisitions

The Company entered into certain copyright acquisition agreement (“Copyright Agreement”) dated as of January 9, 2025, by and among Nine Star Parties and Entertainment LLC., an Ohio limited liability company (“Nine Star”), the Company, and Color Star DMCC and wholly owned subsidiary of the Company. Pursuant to the Agreement, Nine Star agreed to sell to Color Star DMCC all of Nine Star’s right, title and interests in and to 27 pieces of music works created by Nine Star (the “Works”), for an aggregate consideration of $8,100,000, to be paid in 900 restricted Class A Ordinary Shares, par value $0.0025 per share, of the Company (the “Shares”). The restricted Shares were issued on February 5, 2025. However, as of the date of the issuance of these consolidated financial statements, the Works have not been transferred or assigned to the Company and the Company canceled the 900 shares on October 15, 2025. The Company considered these transactions have never been taken place as Nine Star did not complete its performance duties of transferring or assigning the copyrights to the Company.

On February 26, 2025, Model Queen entered into a certain purchase and sale agreement with BTC KZ (“BTC KZ”), pursuant to which Model Queen shall purchase certain cryptocurrency mining hardware and other equipment (“Equipment”) from BTC KZ from time to time in separate purchase orders.

The parties agreed that the purchase was made using a combination of $9,000,000 in cash (“Cash Consideration”) and $26,000,000 payable in 6,500 restricted Class A ordinary shares (“Share Consideration”), issued by the Company. The Share Consideration was issued on March 10, 2025, and the Cash Consideration of $3,400,000 was paid in May and June 2025.

On July 25, 2025, the Company, BTC KZ, and ULife entered into a redemption and share cancellation agreement (the “Share Cancellation Agreement”) pursuant to which the Share Consideration previously issued to ULife were redeemed and cancelled effective as of August 6, 2025. Following such cancellation, ULife relinquished all ownership and rights in the cancelled shares. The parties mutually agreed to restructure the unpaid balance into a secured term loan arrangement (see Note 10).

Warrants

Pursuant to the SPA dated September 27, 2024, the Company issued the Initial Note and accompanying with the Series A Warrants to purchase up to an aggregate of 12 Ordinary Shares, with an exercise price of $400,000.00 per Ordinary Share (the “Initial Warrants”). The Company estimates that the fair value of the Initial Warrants on the date of grant is approximately $2.9 million, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 147.79%, (2) risk-free interest rate of 3.50%, (3) expected life of 5.125 years, (4) exercise price of $400,000.00 and (5) stock price of $282,500.00. The Company then applied the relative fair value of the Initial Warrants of approximately $1.6 million, net of issuance cost of approximately $0.5 million into capital and recognized the same value as a deemed dividend at the time of issuance.

Pursuant to the SPA dated September 27, 2024, the Company issued the New Notes 3 accompanying with the Series B Warrants to purchase up to an aggregate of 988 Ordinary Shares, with an exercise price of $5,275.00 per Ordinary Share (the “New Warrants”). The Company estimates that the fair value of the New Warrants on the date of grant is approximately $4.0 million, using Black-Scholes Model. The fair value of the warrants is estimated using the following assumptions: (1) expected volatility of 160.46%, (2) risk-free interest rate of 4.39%, (3) expected life of 5.0 years, (4) exercise price of $5,275.00 and (5) stock price of $4,375.00. The Company then applied the relative fair value of the New Warrants of approximately $2.3 million, net of issuance cost of approximately $0.4 million into capital and recognized the same value as a deemed dividend at the time of issuance.

Pursuant to the SPA 9 dated August 13, 2025, the Company issued the Class A ordinary shares accompanying with the Warrants to purchase up to 4,580 Class A ordinary shares at an initial exercise price of $1,400.00 per share. The Warrants will be immediately exercisable and will expire 5 years from the date of issuance. The Warrants may, at any time following the closing of this Offering 1 and in the holders’ sole discretion, be exercised in whole or in part by means of a zero exercise price option, in which the holders will receive two (2) times the number of Class A ordinary shares that would be issuable upon a cash exercise of the Warrant, without payment of additional consideration. In addition, the exercise price for the Warrants will be adjusted downward on the first trading day following the closing of this Offering 1 to the price that is equal to 50% of the initial exercise price of the Warrants; and upon each adjustment to the exercise price for the Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Warrants will remain the same.

In addition, the Company entered into an agreement with certain existing investors holding New Notes 3 issued by the Company in January 2025, pursuant to which such investors have agreed to waive certain rights in consideration of the Company issuing to such investors 1,145 additional warrants to purchase Class A ordinary shares, identical in all respects to the Warrants issued in the Offering 1. The Company recognized the effect of the modification of warrants as a dividend under ASC 815-40-35-17(d). The fair value of warrants before and after the modification was approximately $0.3 million and $0.4 million, respectively, resulting in a dividend of approximately $0.1 million.

In August 2025, pursuant to the SPA 9 dated August 13, 2025, the holders of the Warrants and New Note 3 investors exercised all their warrants and converted into 21,900 Class A ordinary shares using cashless method.

Pursuant to the SPA 10 dated October 7, 2025, the Company issued the Class A ordinary shares accompanying with the Pre-Funded Warrants to purchase up to 142,000 Class A ordinary shares at a purchase price of $99.75 per Pre-Funded Warrant. The Pre-Funded Warrants were sold to the Purchasers, whose purchase of the shares in the Offering 2 would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering 2. Each Pre-Funded Warrant represents the right to purchase one Class A ordinary share at an exercise price of $0.25 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full. As of December 31, 2025, the Purchasers have exercised 74,000 of the Pre-Funded Warrants to purchase 74,000 Class A ordinary shares.

Pursuant to the SPA 11 dated October 15, 2025, the Company issued an aggregate of $230,837,060 of the Units. Each unit consists of one Class A ordinary share and one warrant entitling the investor of a Unit to purchase one Class A ordinary share. The warrants are immediately exercisable for 60 months after issuance at an exercise price of $255.00 per share.

The summary of warrant activity is as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Average Remaining Contractual Life
June 30, 2024	10	$2,190,000.00	2.89
Granted	999	$9,786.73	4.55
Forfeited	(1)	$8,691,082.80	-
Exercised	(4)	$250,183.30	-
June 30, 2025	1,004	$22,525.00	4.53
Granted	1,505,591	$240.84	4.57
Forfeited	(982)	$5,411.85	-
Exercised	(79,725)	$119.92	-
December 31, 2025	1,425,888	$274.31	4.53

Conversion of convertible notes payable into Class A Ordinary Shares

During the six months ended December 31, 2025, convertible note payable of $28,939,373 was converted into the Company’s Class A ordinary shares of 37,016 at an average conversion price of $781.56 per share. See Note 11 – convertible notes payable for details. During the six months ended December 31, 2024, convertible note payable of $7,545,668 were converted into the Company’s Class A ordinary shares of 1,300 at an average conversion price of $5,800.00 per share.

Note 14 – Loss per share

The Company computes loss per share of Class A ordinary shares and Class B ordinary shares using the two-class method. The rights, including the liquidation and dividend rights, of the holders of Class A ordinary shares and Class B ordinary shares are identical.  As a result, the undistributed earnings (loss) for each year are allocated based on the contractual participation rights of Class A ordinary shares and Class B ordinary shares as if the earnings for the year had been distributed. As the liquidation and dividend rights are identical, the undistributed loss is allocated on a proportionate basis.

The following tables set forth the computation of basic and diluted loss per share of Class A ordinary shares and Class B ordinary shares for continuing operations:

	For the Six Months Ended December 31, 2025		For the Six Months Ended December 31, 2024
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss from continuing operations	$(97,100,889)	$(851)	$(4,909,729)	$(67,073)
Denominator
Number of shares used in per share computation	570,190	5	366	5
Basic and diluted loss per share - continuing operations	$(170.30)	$(170.30)	$(13,414.56)	$(13,414.56)

The following tables set forth the computation of basic and diluted loss per share of Class A ordinary shares and Class B ordinary shares for discontinued operations:

	For the Six Months Ended December 31, 2025		For the Six Months Ended December 31, 2024
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Basic and diluted loss per share:
Numerator
Allocation of undistributed loss from discontinued operations	$(8,621)	$-	$(17,601,617)	$(240,459)
Denominator
Number of shares used in per share computation	570,190	5	366	5
Basic and diluted loss per share - discontinued operations	$(0.01)	$(0.01)	$(48,091.85)	$(48,091.85)

Note 15 – Commitments and contingencies

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Except as disclosed below, the Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Second Confidential Settlement Agreement

The Company and FT Global Capital Inc. (“FTGC”) previously entered into the Confidential Settlement Agreement dated September 22, 2025 (the “Prior Settlement Agreement”), as amended by the Amendment to Confidential Settlement Agreement dated October 31, 2025 (the “Prior Amendment,” and together with the Prior Settlement Agreement, the “Prior Settlement Documents”), which resolved and settled all claims between the Parties, except only (i) the disputes relating to the Company’s financing that occurred on or about October 9, 2025 (the “October Financing”) and (ii) the tail provisions of the Engagement Agreement, consisting of Section 1(C) together with the portions of Sections 1(A) and 1(B) incorporated therein solely for purposes of calculating compensation (the “Tail Provisions”)

On October 13, 2025, FTGC filed a Complaint against the Company in the Supreme Court of the State of New York (FT Global Capital, Inc. v. Zeta Network Group, formerly known as Color Star Technology Co., Ltd., Index No. 659090/2025) (the “2025 Action”). On January 23, 2026 (“Effective Date”), the parties entered into a settlement agreement (“Second Confidential Settlement Agreement”), pursuant to which both parties agreed to modify the Tail Provisions, (ii) resolve any and all disputes between them including disputes relating to the October Financing and the 2025 Action. The settlement payment is $900,000, of which $400,000 shall be paid within three business days after the reception of the fully executed agreement (“First Payment”) and $500,000 shall be paid within sixty days from the Effective Date (“Second Payment”). The Company recognized a loss of $900,000 in the caption of “finance and settlement expenses” in the accompanying unaudited condensed statements of operations in accordance with ASC 450-20.

As of December 31, 2025, the unpaid balance of the settlement payment in connection with the October Financing amounted to $900,000 (see Note 8 – other payables and accrued liabilities under settlement arrangement payable). The Company paid the First Payment on January 23, 2026 and the Second Payment on March 16, 2026.

Note 16 – Concentrations of risk

Credit Risk

The Company is exposed to credit risk from its cash in banks and advances on performance obligations.

As of December 31, 2025, and June 30, 2025, there were $465,672 and 442,297 credit risk associated with deposits held at banks located in the US, respectively, and $820,366 and $0 credit risk associated with deposits held at banks located in Hong Kong, respectively. In the US, the insurance coverage of each bank is USD $250,000. In Hong Kong, the insurance coverage of each bank is HKD 800,000 (approximately $103,000).

The USDTs and SolvBTC are stored at the Company’s wallet addresses. The Company has no reason to believe it will incur any theft or loss because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of crypto assets within its control, and (iii) it has established security around custodial product private keys to minimize the risk of theft or loss.

Customer Concentration Risk

As of December 31, 2025, one customer accounted for 100% of the Company’s accounts receivable. As of June 30, 2025, one customer accounted for 100% of the Company’s accounts receivable.

For the six months ended December 31, 2025, one customer accounted for 100% of the Company’s total sales. There were no sales for the six months ended December 31, 2024.

Vendor Concentration Risk

There were no accounts payable as of December 31, 2025, and June 30, 2025.

For the six months ended December 31, 2025, one vendor accounted for 100% of the Company’s total purchases. There were no purchase for the six months ended December 31, 2024.

Digital Asset Custody and Security Risks

The Company holds significant digital assets that are subject to specialized custody arrangements. To safeguard these assets, the Company utilizes a combination of multi-signature cryptographic protocols, institutional-grade cold storage solutions for the majority of its holdings, and strict internal controls that segregate operational duties. However, cryptocurrency custody is subject to unique and evolving security risks. Security measures and technical safeguards cannot provide absolute assurance against future loss. Digital assets are inherently vulnerable to sophisticated cyberattacks, security breaches, software vulnerabilities, loss of private keys, or fraudulent activity. If the Company’s custody controls are compromised, or if a system failure occurs, the Company could experience significant theft or permanent loss of its digital asset holdings, which would materially and adversely affect its financial condition and operating results.

Note 17 – Segment information

The Company conducts business as two operating segments which comprise of entertainment and consulting services, and cryptocurrency mining, based upon the Company’s revenue streams, organizational and management structure, as well as information used by the Company’s CODM to allocate resources and other factors. In addition, the CODM is provided with disaggregated expense information by segment, including significant operating expense categories as presented below. The accounting policies of the segment are the same as those described in Note 2.

The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net loss, as reported on the unaudited condensed consolidated statements of operations. The unallocated expenses below represent corporate expenses that were not allocable to the specified segment. The following table presents the significant revenue and expense categories of the Company’s two operating segments:

	For the Six Months Ended December 31, 2025
	Consulting service	Cryptocurrency mining	Total
Revenue	$-	$16,896,588	$16,896,588
Less cost of revenue	-	17,838,314	17,838,314
Segment gross loss	-	(941,726)	(941,726)
Less:
Amortization expenses	-	-
Payroll expenses	66,602	502,937
Professional expenses	-	2,703
Travel expenses	-	130,906
Office expenses	-	2,948
Impairment loss of long-lived assets	-	8,580,000
Other selling, general and administrative expenses	-	3,080
Finance expense	18	1,268
Segment loss	(66,620)	(10,165,568)	(10,232,188)

Reconciliation of loss
Less: unallocated amounts
Payroll expenses			424,894
Professional expenses			1,518,925
Travel expenses			27,100
Office expenses			2,970
Other selling, general and administrative expenses			884
Stock compensation expenses			646,328
Interest income			(218)
Amortization of debt issuance costs			1,187,538
Impairment of cryptocurrency			55,847,060
Finance expense			27,214,071
Net loss from continued operations			$(97,101,740)

	For the Six Months Ended December 31, 2024
	Consulting service	Cryptocurrency mining	Total
Revenue	$-	-	$-
Less cost of revenue	-	-	-
Segment gross profits	-	-	-
Less:
Professional expenses	2,100	-
Office expenses	10,748	-
Other selling, general and administrative expenses	1,646	-
Finance expense	963	-
Segment loss	(15,457)	-	(15,457)

Reconciliation of loss
Less: unallocated amounts
Payroll expenses			595,467
Professional expenses			668,093
Travel expenses			141,559
Office expenses			3,160
Other selling, general and administrative expenses			3,048
Stock compensation expenses			1,671,472
Interest income			(600,002)
Amortization of debt issuance costs			1,962,696
Finance expense			515,852
Net loss from continued operations			(4,976,802)

Note 18 – Subsequent events

Second Confidential Settlement Agreement

On October 13, 2025, FTGC filed a Complaint against the Company in the Supreme Court of the State of New York (FT Global Capital, Inc. v. Zeta Network Group, formerly known as Color Star Technology Co., Ltd., Index No. 659090/2025) (the “2025 Action”). On January 23, 2026 (“Effective Date”), the parties entered into a settlement agreement (“Second Confidential Settlement Agreement”), pursuant to which both parties agreed to modify the Tail Provisions, (ii) resolve any and all disputes between them including disputes relating to the October Financing and the 2025 Action. The settlement payment is $900,000, of which $400,000 shall be paid within three business days after the reception of the fully executed agreement (“First Payment”) and $500,000 shall be paid within sixty days from the Effective Date (“Second Payment”). The Company paid the First Payment on January 23, 2026 and the Second Payment on March 16, 2026.

Shares Reverse Split

Effective March 12, 2026, the Company effected a 100-for-1 reverse share split of its Class A and Class B ordinary shares. All share amounts have been retroactively restated to reflect the alteration of the authorized issued share capital of the Company.

March 2026 Securities Purchase Agreement

On March 10, 2026, the Company entered into a securities purchase agreement (the “SPA 12”) with certain institutional investors for the purchase and sale of up to $10 million of convertible notes and warrants to purchase the Company’s Class A ordinary shares, having a nominal or par value of $0.0025 each to take place in up to two tranches. The first tranche includes (a) $6 million in principal amount of the Company’s Senior 10% Original Issue Discount Convertible Promissory Notes (the “First Tranche Notes”) and (b) warrants (the “First Tranche Warrants”) to purchase up to 270,271 ordinary shares. The Company also agreed to issue 185,344 Class A ordinary shares (the “Pre-Delivery Shares”), together with the First Tranche Notes, the First Tranche Warrants, and the Class A ordinary shares underlying the First Tranche Notes and the First Tranche Warrants, the “Securities”) to the investors. The first tranche offering resulted in gross proceeds to the Company of $5.4 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the offering for general corporate and working capital purposes. The offering closed on March 12, 2026.

The First Tranche Notes bear no interest and are convertible immediately upon issuance, subject to certain exceptions, into the Class A ordinary shares at an initial conversion price equal to the lower of (i) $18.51, or (ii) a price equal to the greater of (x) the initial floor price (the “Floor Price”) of $1.742, subject to adjustment, or (y) an “Alternative Conversion Price,” equal to 90% of the lowest daily VWAP during the ten trading days immediately preceding the conversion date. If the Alternative Conversion Price is less than the Floor Price in effect, the Company is obligated to issue a number of shares equal to the conversion amount divided by such Floor Price, and either pay to the First Tranche Note holder in cash by via transfer of immediately available funds, or add to the outstanding principal of the First Tranche Notes an amount described in the First Tranche Notes. The First Tranche Notes are secured by each subsidiary of the Company and rank senior to all other Company debts and liabilities.

The First Tranche Warrants are exercisable immediately upon issuance, subject to certain exceptions, will expire five years from the initial date of exercise, and have an initial exercise price of $18.51 per share (subject to a market price adjustment in the event of a share consolidation) and contain certain anti-dilution provisions.

The Company issued the Pre-Delivery Shares for the Investors to hold against the Company’s delivery of Ordinary Shares upon the conversion of the First Tranche Notes or the exercise of the First Tranche Warrants. The Investors may not vote or dispose of the Pre-Delivery Shares until their conversion or exercise.

In addition, the Company also agreed to sell the investors, subject to the conditions set forth in the SPA 12, on the first trading day following 60 days after the effectiveness and reflection on the records of the Depository Trust Company and in the trading of the Ordinary Shares on Nasdaq of the previously announced 1:100 reverse share split and share consolidation, $4 million in principal amount of our Senior 10% Original Issue Discount Convertible Promissory Notes and warrants, the number of which will be determined by dividing $2 million by the daily VWAP as of the trading day immediately prior to the closing date, with substantially the same terms as the First Tranche Notes and First Tranche Warrants.

Placement Agency Agreement

The Company also entered into a placement agency agreement dated March 10, 2026 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), in connection with the offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 6.0% of the gross proceeds raised in the offering.

The Company evaluates all events and transactions that occur after December 31, 2025 up through the date the Company issues the unaudited condensed consolidated financial statements. Other than the event disclosed above and elsewhere in these unaudited condensed consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.

May 2026 Shareholder Meeting

On May 8, 2026, the shareholders approved as a special resolution on the followings:

1. Share Capital Reduction and Reorganization Proposal

(i) Share Capital Reduction

a) the par value of each issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and each issued and outstanding class B ordinary share with a nominal or par value of US$0.25 in the share capital of the Company be reduced to US$0.0025 by cancelling US$0.2475 of the paid-up capital on each of the issued and outstanding class A ordinary share with a nominal or par value of US$0.25 and class B ordinary share with a nominal or par value of US$0.25 (the “Share Capital Reduction”);

b) following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0025; and

c) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company (the “Board”) may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(ii) Share Capital Subdivision (the “Sub-division”)

d) immediately following the Share Capital Reduction:

a. each authorized but unissued class A ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class A ordinary shares with a nominal or par value of US$0.0025 each; and

b. each authorized but unissued class B ordinary share with a nominal or par value of US$0.25 be subdivided into 100 class B ordinary shares with a nominal or par value of US$0.0025 each.

(iii) Share Capital Cancellation

e) immediately following the Sub-division, the authorized share capital of the Company be altered by the cancellation of such number of excess authorized but unissued class A ordinary shares with a nominal or par value of US$0.0025 each and authorized but unissued class B ordinary shares with a nominal or par value of US$0.0025 each as will result in the Company having authorized share capital of US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Cancellation”); and

(iv) Authorized Share Capital Confirmation

f) immediately following the Share Capital Reduction, Sub-division and Cancellation, the authorized share capital of the Company shall be changed from US$32,000,000.00 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.25 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.25 each to US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each;

The share capital of the Company have been retroactively restated to reflect the Share Capital Reduction, Sub-division and Cancellation.

2. Share Capital Increase Proposal

The shareholders approved as an ordinary resolution, that immediately following the Share Capital Reduction and Reorganization becoming effective, the authorized share capital of the Company be increased as follows:

FROM: US$320,000 divided into 112,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 16,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each;

TO: US$32,000,000 divided into 11,200,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 1,600,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each, by the creation of (i) 11,088,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each, and (ii) 1,584,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each (the “Share Capital Increase”).

The authorized shares of the Company have been retroactively restated to reflect the Share Capital Increase.